Exhibit 99.1
LINKTONE LTD.
2004 ANNUAL REPORT

Letter to Shareholders	1-2
Management’s Discussion and Analysis of Financial Condition and Results of Operation	3-20
Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements	23-41
Management and Board of Directors	42-44
Corporate Information	45

Letter to Shareholders
Dear Linktone Shareholders:
2004 was a breakout year for Linktone. We started the year with a bang by completing a highly successful IPO onto the Nasdaq National Market, raising $67 million worldwide, in March 2004. We subsequently delivered record revenues, net income, operating cash flow, and gained significant traction in the marketplace, which drove shareholder value in our first year as a publicly listed company in the U.S. We continued to build on our reputation for diversified product innovation, broad sales distribution and superior customer service. Our key competitive advantages — diversified revenue channels, expanding relationships with the leading Chinese mobile operators, localized on-the-ground sales force with 137 people in 31 provinces, and an expanding list of interactive partnerships with world-class content providers — strongly position Linktone to take advantage of the growing demand for wireless entertainment services in China.
Revenues for fiscal year 2004 increased to $50.3 million, up 203% from $16.6 million for 2003. Net income grew to $12.5 million, compared to $3.6 million for the prior year. Operating cash flow increased to $9.7 million, compared to operating cash flow of $2.9 million for 2004. In total, we expanded headcount by 121% to over 518 employees as of 2004 year-end in order to support our expanding business. Currently, Linktone provides a diversified portfolio of wireless content and applications, including personalized media, games, entertainment and information services, to more than 7.3 million monthly paying users throughout China.
As many of our investors are aware, China has rapidly become the world’s largest mobile market, with over 334.8 million subscribers at the end of 2004 — representing a compound annual growth rate of 51% since 1999. Government data shows that number may grow by another 58 million in 2005, making it the largest handset market in the world. We anticipate this growth trend will continue, fueled by the growing use of 2.5G next generation mobile technologies that enable the distribution and consumption of rich multimedia content.
2004 was also a year of transition from an unregulated, fragmented and inefficient wireless environment that created volatility in the marketplace to a stronger, more stable industry. The Company believes these trends demonstrate that wireless VAS services are a viable business despite having encountered unexpected regulatory challenges during the year. These changes in the wireless industry have favored leading players such as Linktone by creating a more efficient market, and allowing us to gain access to substantial customer acquisition opportunities. The higher barrier to entry resulting from these regulatory adjustments should prove that companies with sound infrastructure and solid resources like Linktone will benefit from these much needed improvements.
Linktone’s entertainment-oriented wireless platform expanded significantly in 2004 and in the first half of 2005. During 2004, we enhanced the breadth and depth of our product portfolio by:

1.	Maintaining a leadership position in wireless VAS by diversifying product revenue and significantly growing non-SMS services including: multimedia messaging services, interactive voice response, color ringback tone, wireless application protocol and JAVAtm games. Our non-SMS services grew from 1% of gross revenues at the end of 2003 to 40% at the end of 2004.

2.	Entering into new partnerships with world-class content providers. We signed revenue-sharing content agreements with China National Radio and other leading Chinese classic TV and broadcast media groups. Linktone also published the first mobile novel in China and Taiwan called

“Distance” and was authorized to exclusively market the movie version of this story on its wireless service channel.

3.	Expanding Linktone’s product offerings into the fixed line operators and services.

4.	Capitalizing on merger and acquisition opportunities by acquiring Beijing Cosmos Digital Technology Co., Ltd. and Brilliant Concept Investments Ltd. The Cosmos Digital acquisition expanded our revenue generating opportunities to include China Unicom’s customer network and the acquisition of Brilliant broadened Linktone’s service offerings into the casual online gaming market.
Moving into 2005, we have been focused on maintaining Linktone’s strong leadership in wireless VAS by:

1.	Further developing our diverse product portfolio of innovative next generation wireless service offerings by continuing to develop cutting edge SMS and non-SMS 2.5G and 3G content;

2.	Continuing to strengthen our extensive distribution and channel network, as well as explore and leverage new channel opportunities with the media, mobile operators and handset manufacturers; and

3.	Continuing to target suitable acquisitions that will bring complementary products, technology, customers and distribution to further strengthen our 2.5G products. While the Company benefits from its diversified revenue and product mix, we believe that successful mergers and acquisitions will lay the path for more organic growth ahead.
I am very proud of our results for 2004 where we achieved record high revenue and net profit. Through our diverse wireless strategy and extensive channel network, we have positioned ourselves as one of the leading wireless VAS companies in China. My vision for Linktone in the vast and rapidly growing mobile market continues to be one of leadership and cutting edge product innovation that will drive and shape our mobile entertainment and service platform for China’s wireless market. We will continue to focus on growth, and that extends to all aspects of Linktone — products, channels, mergers and acquisitions, and brand awareness. I would like to thank our shareholders, employees and customers for their continued support. We are excited about the future and dedicated to driving shareholder value.
Sincerely,
Raymond Lei Yang
Chief Executive Officer

Management’s Discussion and Analysis of
Financial Condition and Results of Operation
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
Overview
We provide entertainment-oriented wireless value-added services to mobile phone users in China. Our revenues are primarily derived from the sale of various second generation, or 2G, 2.5G and audio-related services to consumers through the mobile networks operated by China Mobile Communications Corporation, or China Mobile, and, to a lesser extent, China United Telecommunications Corporation, or China Unicom. In 2004, we also commenced offering certain of our services to customers of China Telecom Group, or China Telecom, and China Netcom Corporation Ltd., or China Netcom. We receive our revenues principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per use basis.
We achieved net income of $12.5 million for 2004, compared to net income of $3.6 million for 2003. For 2004, we generated $50.3 million in gross revenues, compared to $16.6 million for 2003, representing an increase of 203.0%. Our increase in gross revenues during 2004 was due to increases in the number of paying users and average revenue per user, particularly for our SMS services, as well as growth in sales of our 2.5G and audio-related services in 2004. Our user base also increased as a result of the overall growth of the wireless value-added services market in China, particularly growth in the popularity of 2.5G and audio-related services. In 2004, our SMS-based, 2.5G and audio-related services accounted for $40.2 million, $6.4 million, and $3.7 million of our gross revenues, or 79.9%, 12.7% and 7.4%, respectively. This compares to SMS revenue of $16.5 million, or 99.4% of our gross revenues, for 2003.
The presentation of our financial results in this prospectus is affected by the fact that we, like other companies in the wireless value-added services industry in China, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. These failures primarily result from the user’s mobile phone being turned off, the user experiencing problems with the mobile operators’ networks or our system or other issues, which, in each case, prevent delivery of our services to our users. China Mobile’s and China Unicom’s monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service by-service basis. Although we maintain our own records reporting the services provided, and we receive separate monthly statements from the mobile operators for each category of service platform (i.e., short messages, or SMS, multimedia messaging services, or MMS, wireless application protocol, or WAP, Javatm, interactive voice response, or IVR and ringback services), we can only estimate our actual gross revenue and cost of services by specific service because we are unable to confirm which specific service we transmitted that resulted in billing and transmission failures. Consequently, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.
The major factors affecting our results of operations and financial condition include:

•	Growth of the Wireless Value-Added Services Market in China. Our financial results have been, and we expect them to continue to be, affected by the growth in the wireless value-added services market in China, particularly growth in the 2.5G and audio-related market in China. Wireless telephony has become an increasingly important medium of communication. According to the Ministry of Information Industry, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 334.8 million as of December 31, 2004. In 2004, SMS services continued to represent the majority of the wireless value-added services market in China, with approximately 217.8 billion SMS messages sent in 2004. However, we believe that growth in MMS, WAP and audio-related services increased significantly in 2004. We expect the market for 2.5G services and audio-related services to grow at a faster rate than the market for 2G services for the foreseeable future, and our future revenue growth will depend to a significant extent on our continued expansion into the 2.5G and audio-related service markets.

•	Increase in Volume of Sales. Our gross revenues have increased also as a result of the popularity of our services with the mobile phone user group that we market to. We focus on entertainment-oriented services which we believe are particularly attractive to young mobile phone users in China who are early adopters of new wireless value-added services.

•	Marketing and Distribution through China Mobile and China Unicom. Because almost all of our wireless value-added services are offered through the networks of China Mobile and China Unicom, a key component of our revenue growth is our ability to utilize the sales channels of the mobile operators and expand into additional geographic areas within China. For example, we believe that the sales of our services have been enhanced by our participation in China Mobile’s M-Zone marketing initiative and the inclusion of some of our services on STK cards, which are semiconductor chips for mobile phones that have the services of various third party service providers pre-selected by the operators’ provincial or municipal offices embedded on the chip. Due to previously announced penalties by China Mobile, we are not permitted for the first half of 2005 to offer services for inclusion in new STK cards, which we expect to moderately affect revenue growth in 2005. Delivery of our services through previously sold STK cards that are still in use in 2005 is not affected by the sanctions.

Moreover, we have continuously broadened our relationships with the national and various provincial and local offices of China Mobile and China Unicom. The number of our service contracts with the national, provincial and local offices of China Mobile and China Unicom increased from 17 and 5 at the end of 2002, respectively, to 25 and 18 at the end of 2004, respectively. As a result, the top five provinces or municipalities in terms of our gross revenue generated from China Mobile and China Unicom represented 49.4% of our gross revenues for 2004 compared to 65.9% for 2003.

•	Operator Service Agreements with China Mobile and China Unicom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and China Unicom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. This is particularly the case in the wealthier, more densely populated coastal and southern provinces, such as Jiangsu, Guangdong and Zhejiang provinces, as well as the municipality of Shanghai, which are among our top revenue generating locales. We strive to maintain, expand and strengthen these relationships through our sales force strategically located throughout China.

China Mobile and China Unicom charge us service fees from the gross revenues generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $1.5 million for 2002 to $5.3 million for 2003 and $13.6 million for 2004. Our cost of services in 2003 and 2004 also included payments to third party content providers. The mobile operators also charge us on occasion for our inadvertent contravention of their customer service policies which are recognized as selling and marketing expenses. For 2004, these charges totaled $0.7 million. Either China Mobile or China Unicom could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

We also anticipate that China Telecom, China Netcom and possibly other parties will be granted regional or national licenses to offer full mobility wireless services in China, although the timing of any such grants is unclear. Both China Telecom and China Netcom are large, established companies with significant assets. In addition, we began providing IVR services over the fixed line networks of China Telecom and China Netcom in the fourth quarter of 2004, and we began providing SMS services over the limited mobility Personal Handyphone System, or PHS, and Personal Access System, or PAS, networks operated by those operators. Our relationships with those operators are not, however, as developed as our relationships with China Mobile and China Unicom. Our revenues could be adversely affected in future periods if those parties receive regional or national wireless licenses and are successful in the market but we are unable to develop established cooperative relationships with them.

•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. China Mobile and China Unicom have adopted a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. Recent changes in these policies have, among other things, enabled customers to more easily cancel our services and required us to automatically terminate subscription services for our inactive users. We believe that such new customer service initiatives by the mobile operators and their recent enhanced enforcement of their customer service policies have slowed the growth of our revenues, commencing in the third quarter of 2004. In addition, we received a notice of sanction from China Mobile in December 2004 for violating certain of its customer service policies. The notice stated that we had violated China Mobile’s rules arising from our inadvertent billing of 27,000 WAP users in November 2004 and, as a result, China Mobile imposed sanctions and penalties. Specifically, we were not allowed to bill WAP users during the sanction period. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, Javatm, IVR and ringback, between January 1, 2005 and June 30, 2005. We have continued, however, to offer our existing wireless value-added services with China Mobile’s central headquarters and provincial subsidiaries, including existing SMS, MMS, WAP, Javatm, IVR and ringback product lines. We believe that the recent enhanced enforcement of customer service policies by China Mobile will continue to adversely affect the growth of our revenue from 2G, 2.5G and audio-related services for at least the near term.

•	Taxes. Our subsidiary, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, and one of our affiliated Chinese entities, Shanghai Weilan Computer Co., Ltd., or Shanghai Weilan, are subject to a 30.0% state enterprise income tax and a 3.0% local tax in China. Another of our subsidiaries, Shanghai Huitong Information Technology Co., Ltd., or Shanghai Huitong, qualifies as a “foreign investment production enterprise established in a coastal economic development zone in an old urban district.” Accordingly, Shanghai

Huitong is subject to a 24.0% state enterprise income tax and a 3.0% local tax in China. In addition, Shanghai Huitong is also entitled to an exemption from the state enterprise income and local tax for the first two years after cumulative profitability, and a 50.0% reduction for the subsequent three years. Our gross revenues are primarily generated from services provided by our affiliated Chinese entities. The earnings of Shanghai Weilan and our other affiliated Chinese entity, Shanghai Unilink Computer Co., Ltd., or Shanghai Unilink, are passed on to Shanghai Huitong and Linktone Consulting pursuant to various software license and services agreements. Since Linktone Consulting, Shanghai Huitong and Shanghai Weilan are subject to enterprise income tax, the approved preferential state enterprise tax treatment for Shanghai Huitong has the effect of increasing the net income distributable to the ultimate parent company, Linktone Ltd. Shanghai Unilink is subject to a 2.4% tax on gross revenues, net of operator fees, rather than income. Shanghai Weilan initially was also subject to the same 2.4% tax on revenues, net of operator fees, rather than income. However, in 2004, Shanghai Weilan’s revenue exceeded the revenue ceiling for entities qualified to be taxed under the gross revenues method. Therefore, Shanghai Weilan became subject to a 33.0% enterprise income tax on pre-tax income for 2004 payable in lieu of the tax on revenues, and it will likely be subject to enterprise income tax in subsequent periods. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, we expect that Linktone Consulting will begin to generate taxable income from 2005 and, accordingly, a portion of its tax loss carryforwards will be utilized before expiration. The reduction in valuation allowance has contributed approximately 7.0% of our net income for 2004.

•	Stock-based Compensation Cost. Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years. For 2003 and 2004, we incurred stock-based compensation cost of $1.1 million and $2.0 million, respectively, which was recorded as a component of general and administrative expenses. Substantially all of these charges were related to the amortization of stock-based compensation cost related to options granted in April 2003 to attract and retain members of our senior management and certain staff employees. At December 31, 2004, we had approximately $2.7 million of deferred stock compensation, which will be fully amortized by April 2006. We may incur additional stock-based compensation cost in connection with future grants. In particular, in October 2004 we announced that certain of our executive officers’ prior stock option grants have been amended to provide that if we terminate an officer without cause, as defined in our stock option plans, or if any such officer resigns voluntarily, then a portion of those options would immediately become fully vested and exercisable at that time. This amendment to the stock option grants would result in a non-cash compensation charge for us if an acceleration occurred because of a termination of an executive officer without cause or because of a voluntary termination. This potential non-cash charge will decline over time, eventually becoming zero when the options become fully vested under their terms on April 1, 2006. For example, if all such executive officers were terminated without cause on December 31, 2004, the total incremental non-cash compensation charge to us would have been $4.1 million, and the other recurring charges for unvested options would cease to accrue at such time since the balance of unvested options would be cancelled.

•	Seasonality. Our business is subject to moderate seasonal fluctuations, with usage of our services decreasing during the Chinese New Year holiday, as many people in China make their way to their home towns. We also experience decreases in sales during school holidays in China because students tend to use our services less when they are at home.
Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	the terms of our relationships with China Mobile and, to a lesser extent, China Unicom, China Telecom and China Netcom,

•	the terms of our relationships with domestic and international content providers,

•	regulation of our market by the mobile operators and the Chinese government (in particular, the Ministry of Information Industry),

•	growth and acceptance of various wireless value-added services that we offer in China, in particular our 2.5G and audio-related services,

•	our ability to attract and retain users, principally in the more affluent, densely-populated provinces such as Guangdong, Jiangsu and Zhejiang provinces, and the municipality of Shanghai, which represented 23.1%, 19.9%, 7.2%, and 7.2% of our gross revenues in 2003, respectively, and 16.0%, 12.1%, 7.5%, and 7.1% of our gross revenues in 2004, respectively,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenues which are not dependent on the mobile operators,

•	our ability to continue to acquire users through print and broadcast channels in a cost efficient manner,

•	our ability to continue both developing new services internally and aggregating, customizing and localizing content from third parties,

•	the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,

•	competition in our markets, and

•	general economic conditions in China.

Our Corporate Structure
We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. In April 2001, our affiliated business division which focused on wireless data software was spun-off to a newly established holding company, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off with our company as the spinnee for accounting purposes.
We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting and Shanghai Huitong in 2004. In order to meet ownership requirements under Chinese law which restrict Linktone, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two PRC affiliated companies: Shanghai Weilan, which is 50.0% owned by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 50.0% owned by our Vice President of Product Development, Jing Wang, and 50.0% owned by our Vice President of Business Development, Wei Long (Mr. Long was recently replaced by another of our employees as discussed under Item 4.A of this annual report under the heading “Recent Developments”). Prior to August 2004, Shanghai Unilink was 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our former financial controller, Simon Minsheng Du. The shareholding structure of Shanghai Unilink was restructured to its current form so that Shanghai Unilink could be eligible to receive an inter-provincial value-added telecommunication services license with the Ministry of Information Industry. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and some of our contracts with China Unicom. Shanghai Unilink is in the process of assuming Shanghai Weilan’s contracts with China Unicom and some of our contracts with China Mobile.
We, Shanghai Weilan, Shanghai Unilink and their respective shareholders are parties to a series of agreements governing the provision of our wireless value-added services and the operation of our Web site. In addition, at December 31 2004, we had provided long-term loans with an outstanding balance of approximately RMB2.5 million ($0.3 million) to each of Ankai Hu and Dong Li, respectively. We have also provided long-term loans with total principal of RMB5.0 million ($0.6 million) to each of the shareholders of Shanghai Unilink. The proceeds from these loans have been used to fund investments in Shanghai Weilan and Shanghai Unilink. See “Arrangements with Consolidated Affiliates” below.
Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.
Arrangements with Consolidated Affiliates
Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Shanghai Weilan and Shanghai Unilink in 2004. We do not hold any ownership interest in our affiliated Chinese entities.
Shanghai Weilan and Shanghai Unilink are variable interest entities under FASB Interpretation No. 46, or FIN 46, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that the shareholders of Shanghai Weilan and Shanghai Unilink will not receive any personal benefits from these agreements, except as shareholders of our company. The principal terms of these agreements with Shanghai Weilan and Shanghai Unilink are described below.
Powers of Attorney. Each of the shareholders of Shanghai Weilan has irrevocably appointed Raymond Lei Yang, the chief executive officer of Linktone Ltd., as attorney-in-fact, and each of the shareholders of Shanghai Unilink has irrevocably appointed Raymond Lei Yang, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to Shanghai Weilan or Shanghai Unilink, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.
Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is 10 years.
Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with exclusive technical and consulting services related to our website and office network. The term of these technical consulting and services agreements is 10 years. We are also the exclusive provider of other services such as technical support, sales, marketing, legal, finance and office administration, to our affiliated Chinese entities. The term of these services agreements is 1 year. We charged Shanghai Weilan an aggregate fee of $7.8 million for these services for the year ended December 31, 2004. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan a license to use our domain name (www.linktone.com). We have also granted our affiliated Chinese entities licenses to use our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). Because of the insignificant amounts involved, we waived these fees in 2004. In addition, Shanghai Huitong has granted Shanghai Weilan multiple licenses to use various mobile phone software such as SMS platform, database and games. We charged Shanghai Weilan an aggregate fee of $18.4 million for the use of this software for the year ended December 31, 2004.
The license agreements for trademark and domain names will terminate upon the earlier of 10 years or the expiration of our right to use the relevant domain names and trademarks. The term of the software license agreements is one to two years. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.
Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (www.linktone.com.cn) which we have licensed back for Shanghai Weilan’s use in its operations on a non-exclusive basis.
Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, the shareholders of Shanghai Weilan and Shanghai Unilink and our affiliated Chinese entities, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.
Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual’s termination of service as a director.

Loan Agreements. We have extended interest-free loans to the shareholders of Shanghai Weilan and Shanghai Unilink, for the sole purpose of investing in our affiliated Chinese entities as registered capital. The term of these loans in each case is 10 years. Our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their interest in the entire registered capital of the respective affiliated Chinese entity. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity as of December 31, 2004.

		Affiliated
Date of Loan Agreement	Borrower	entity	Principal		Interest	Maturity date	Outstanding balance

			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of $)			of RMB)	of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Dong Li	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	2,365.8	285.8
August 25, 2004 (amending and replacing November 27, 2003 agreement)	Jing Wang (replacing Raymond Lei Yang, a shareholder of Shanghai Unilink until August 2004)	Shanghai Unilink	5,000.0	604.1	None	August 25, 2014	5,000.0	604.1
August 25, 2004 (amending and replacing November 27, 2003 agreement)	Wei Long (replacing Simon Minsheng Du, a shareholder of Shanghai Unilink until August 2004)	Shanghai Unilink	5,000.0	604.1	None	August 25, 2014	5,000.0	604.1
Equity Interests Pledge Agreements. The shareholders of Shanghai Weilan and Shanghai Unilink have pledged their respective equity interests in our affiliated Chinese entities to guarantee the performance and the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.
Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.
Revenue and Cost of Services Recognition
Virtually all of our revenues are derived from wireless value-added services to mobile phone users through the platforms of various subsidiaries of China Mobile and China Unicom. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
We contract with mobile operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the mobile operators bill and collect on our behalf. For the transmission, billing and collection services, the mobile operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom a per message network fee in most provinces on the same basis.
The mobile operators provide us statements after month-end indicating the amount of fees that were charged to users for wireless value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. The mobile operators deliver these statements to us typically within 20 to 60 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the mobile operators for the delivered messages. These differences may result from the user’s mobile phone being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between mobile operators. The billing and transmission failure rates varied on a monthly basis from 4.0% to 81.0% during 2003 and from 10.0% to 60.0% during 2004. The ratio of operators’ confirmed revenues generated from our services as a percentage of the expected value of delivered messages based on our own internal records increased from an average of 63.1% for 2003 to 66.0% for 2004, as we became more experienced in our estimation methodology and also took into account input from our sales team. Also, if a user does not pay the applicable fees for our services to China Mobile and China Unicom, the mobile operators usually will not pay us for those services, and our expenses incurred in connection with such services are included in our cost of services. In addition, one provincial affiliate of China Unicom, Fujian Unicom, requires us to pay it for its share of the service fees when a customer refuses to pay for a service due to quality or other problems attributable to us.
We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we may ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods. In November 2004, as part of our ongoing work to test and strengthen internal controls and procedures in accordance with the Sarbanes-Oxley Act of 2002, we identified certain underpayments from us to several of our third party content partners which occurred in the first three quarters of 2004. Accordingly, we recognized an expense of $0.2 million in the fourth quarter of 2004 (included in cost of services), which management has determined is the maximum aggregate amount that remains payable to those content partners for 2004.
For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2004, all of our key content providers were paid an initial fee (or minimum guarantee) and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers.
We record our revenues in the period in which the services are performed. A substantial portion of our revenue is recorded based on monthly statements received from operators. When a statement is not received before closing our books, we are required to make an estimate of the revenues and cost of services earned during the period covered by the statement. We base our estimates on our internal records and input from our sales team and then factor in an adjustment which takes account of historical experience, in the preceding recent months, of discrepancies between final operator statements and our internal records. These discrepancies are the result of billing and transmission failures which vary in amount from month to month. Given these failures, our estimation will not be the same as actual results.
In addition, we have been focusing on increasing sales of our wireless value-added services through China Telecom’s and China Netcom’s mobile PHS and PAS networks, which have recently begun to offer value-added services and have not implemented comprehensive billing systems. Moreover, we have been focusing on increasing sales in less economically developed provinces in the central and western parts of China for China Mobile and China Unicom, where the provincial offices of the mobile operators often have also not implemented comprehensive billing systems. As a result, we have on occasion received monthly statements from China Telecom and China Netcom and certain provincial operators of China Mobile and China Unicom in less economically developed provinces significantly later than China Mobile and China Unicom provincial operators in more economically developed provinces. This in turn tends to increase the portion of our revenue that we must estimate for a given quarter. At the same time, China Mobile has substantially completed the implementation of new billing systems in the major provinces in China to enhance customer service. China Unicom is also in the process of implementing similar systems. Due to the complexity of these new billing systems, most provincial and local offices of the mobile operators that implemented these systems have been delivering their monthly statements to us later than had been the case prior to their implementation. We cannot be certain that these increased delivery times will be reduced once the mobile operators become more familiar with the new billing systems. Moreover, the information provided to third party service providers such as our company under these new systems is less detailed in certain respects than before, making revenue estimations somewhat more difficult.
If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of services. The amount of net margin which was based on estimates in 2003 and 2004 was $617,000 and $655,543, respectively. If this estimate was inaccurate by plus or minus 5.0%, our net margin for the year would be overstated or understated, as the case may be, by $31,000 and $32,777, respectively.
Approximately 95% of our revenues for the fourth quarter of 2004 were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for that quarter. Since we systematically track monthly discrepancies/failure rates by province using either monthly statements from the operators or our own internal systems, we believe that we are able to make a reasonable estimate of revenues and cost of services based on historical experience when a small portion of provincial operator statements has not been received.

Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:

•	ability to adjust the cost of services by adjusting the design or marketing of the service,

•	ability to determine prices within ranges prescribed by the operators,

•	assumption of risk of non-payment by customers, and

•	ability to control content of services and suppliers of that content.
In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by a user’s reply and thus incur a network fee. In addition, although the prices of our services must be approved by the mobile operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. The mobile operators will also not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures.
As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided it does not violate applicable Chinese law or the policies of the mobile operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.
Deferred Tax Valuation Allowance
Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, are determined by our management. We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. Substantially all of our deferred tax assets relate to Linktone Consulting. Due to changes in our tax planning in 2004, we believe it is likely that Linktone Consulting will generate sufficient taxable income to utilize a portion of its tax loss carryforwards before expiration. As a result, we reduced our valuation allowance from $1.4 million to $0.5 million in the quarter ended December 31, 2004. The reduction in valuation allowance has contributed approximately 7.0% of our net income for the year 2004.
Stock-based Compensation
Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of measurement. For awards with fixed option terms, the date of measurement is normally the date of grant. For awards with certain contingencies such as performance-based criteria, compensation cost will be re-measured at each interim reporting period end until such uncertainties are removed. Prior to our initial public offering, we reviewed internal and external sources of information to assist in the estimation of fair market value for our ordinary shares, which were subjective in nature and required us to use judgment in applying such information to our stock valuation models. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our American Depositary Shares, or ADSs, on The Nasdaq National Market.
Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally two to four years. The amortization of deferred compensation was $nil, $1.1 million and $2.0 million for 2002, 2003 and 2004, respectively. At December 31, 2004, we had approximately $2.7 million of deferred stock-based compensation, which will be fully amortized by April 2006.
Revenues
As described in “Critical Accounting Policies — Revenue and Cost of Services Recognition,” we generate revenues primarily from service fees paid by mobile phone users who use our services through China Mobile and China Unicom. Our wireless value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.24) per message and from RMB2.0 ($0.24) to RMB15.0 ($1.81) per month for subscription services. Fees for 2.5G MMS, WAP and Javatm services currently range from RMB1.0 ($0.12) to RMB5.0 ($0.60) per message and from RMB3.0 ($0.36) to RMB30.0 ($3.61) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.06) to RMB5.0 ($0.60) per audio content download. For 2004, our 2G, 2.5G and audio-related services represented 79.9%, 12.7% and 7.4%, respectively, of our gross revenues.
In addition to our entertainment-oriented wireless value-added services revenue, we earned 5.8%, 0.4% and 0.1% of our revenues for 2002, 2003 and 2004, respectively, from enterprise solution services which we provide on occasion to corporate customers. These services typically entail distributing SMS messages to the customers of our clients and other consulting work. We do not intend to actively pursue additional clients for these services.
In the fourth quarter of 2004, we also commenced generating revenues by offering services through the fixed line networks of China Telecom and China Netcom. This revenue was not a significant part of our total gross revenues for 2004. In addition, we offer SMS services over the PHS and PAS networks of China Telecom and China Netcom. In 2004, we did not record any revenue from our SMS services offered over such PHS and PAS networks as those services were only introduced shortly before the end of that year.
Cost of Services
Our cost of services includes the following:

•	Service and network fees payable by us to China Mobile and China Unicom, and to a lesser extent to China Telecom and China Netcom, including network fees and, in the case of the China Unicom’s provincial affiliate in Fujian province, service fees related to services we deliver but for which the customer refuses to pay due to service quality or customer service problems, and

•	Payments to certain content and marketing providers for the use of their content.
Service and network fees are deemed paid to China Mobile and China Unicom when the operators remit to us our portion of the fees paid by users net of the service and network fees described above.
We pay our content and marketing providers directly, which payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the mobile operators with respect to services provided that incorporate the providers’ products, or a combination of fixed and variable amounts.
The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,

	2002	2003	2004

	(audited)	(audited)	(audited)
Cost of services:
Operators’ fees	$1,476,676	$5,303,603	$13,639,288
Payments to content and marketing providers	48,470	515,788	$1,666,128

Total	1,525,146	5,819,391	$15,305,416

Operating Expenses
Our operating expenses include product development, selling and marketing, and general and administrative expenses.
Product Development Expenses
Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our SMS-based services and next generation products such as MMS, WAP, Javatm, IVR and ringback services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams.
Our SMS-based content and applications have been principally developed in-house. In the first quarter of 2003, we began allocating product development resources to next generation MMS, WAP and Javatm services, as well as audio-related services. We develop slightly more than half of our MMS, WAP, Javatm and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2004, approximately 40.0%, 36.4% 10.7% and 12.9% of our product development expenditures were related to our 2G services, 2.5G services, audio-related services and general office information technology support, respectively. We expect that the portion of our product development expenditures devoted to 2.5G and audio-related services will increase moderately in the future.
Although the monthly statements we receive from the mobile operators do not include breakdowns of gross revenues by service and not all of the affiliates of the mobile operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the mobile operators for delivery to the ultimate user provide us with extensive information about the popularity of our services, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the operators’ unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with China Mobile and China Unicom helps keep us informed as to upcoming marketing and product initiatives by the operators and rollouts of new mobile technology standards, which enables us to tailor our product development efforts to address these trends.

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which is five years.
Selling and Marketing Expenses
Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales department and marketing department, as well as charges imposed on us by the mobile operators for our inadvertent contravention of their customer service policies, which appear as separate charges on the statements we receive from the mobile operators.
Stock-based Compensation
In November 2003, we adopted our 2000-1 Scheme and 2003 Plan. The 2000-1 Scheme governs all option grants made by us which were outstanding immediately prior to the time that scheme was adopted by our board of directors. We anticipate that all future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. We grant options to purchase our ordinary shares to employees, directors and consultants. The vesting periods of these options are generally four years. In addition, certain of the options granted were cancelled as a result of the resignation or termination of these personnel.
Stock compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years.
Other General and Administrative Expenses
Our other general and administrative expenses consist primarily of the salary and welfare expenses of our customer research department, customer service department, business development department and other administrative functions, such as human resources, finance and senior management.
Shanghai Weilan leases bandwidth from China Telecom’s Shanghai affiliate, and Linktone Consulting leases bandwidth from China Netcom’s Beijing affiliate. Shanghai Weilan also has network servers located in the office of China Telecom’s Shanghai affiliate, for which it pays custody fees. Linktone Consulting has network servers located in data centers operated by China Mobile and China Unicom in Beijing, for which it pays custody fees. These costs are prepaid on a quarterly basis. Bandwidth and server custody fees, office rentals and depreciation charges allocated to these departments are included in general and administrative expenses.
We depreciate leasehold improvements, which are included in our other general and administrative expenses, on a straight-line basis over the lesser of the relevant lease term or the assets’ estimated useful lives.
Taxation
Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30.0% state enterprise income tax, or EIT, and a 3.0% local tax. Shanghai Huitong, as a “foreign investment production enterprise established in a coastal economic development zone in an old urban district,” is subject to a 24.0% state enterprise income tax and a 3.0% local tax in China. Additionally, Shanghai Huitong is also entitled to an exemption from the state enterprise income and local tax for the first two years after cumulative profitability and a 50.0% reduction for the subsequent three years. Our affiliated Chinese entity, Shanghai Unilink, is currently considered a small business under applicable tax rules, and is subject to a 2.4% tax on its gross revenues, rather than income. Shanghai Weilan initially was also subject to tax on gross revenue rather than income. However, its revenue in 2004 exceeded the revenue ceiling for entities qualified to be taxed under the gross revenues method. Therefore, Shanghai Weilan is subject to a 30.0% EIT and 3.0% local tax for 2004 and thereafter.
If our income is generated from a permanent establishment in China, the income of such permanent establishment would be subject to a 30.0% national income tax and 3.0% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10.0% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Since Linktone Consulting and Shanghai Huitong, our wholly-owned subsidiaries, are considered permanent establishments in China for tax purposes, the income generated by these two entities is subject to EIT, and the dividend distributed from these two entities to our company is exempt from Chinese withholding tax.
Payments for software license fees and related technical consulting services provided by Shanghai Huitong to Shanghai Weilan are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Shanghai Huitong is entitled to a tax refund equivalent to a portion of VAT expense in excess of 3%. Shanghai Huitong had invoiced and filed a tax refund application for a total amount of $2.2 million with the Jiading tax bureau. The refundable amount has been reduced to $2 million after review by the tax bureau and this amount has been reflected as a receivable on our balance sheet as of December 31, 2004. We also expect to apply for an additional $0.6 million VAT refund in 2005 which is related to software license fees for 2004. We believe the entire $0.6 million will be refunded.

We are subject to a business tax on our revenues derived from services in China, which is generally 3.0% - 5.0% of the revenue. Business tax applies to the gross revenues recognized by Shanghai Weilan and Shanghai Unilink and to the service fees charged to those entities by Linktone Consulting and Shanghai Huitong. The business tax shown in our consolidated statements of operations causes a reduction in our revenue, and such tax and comprehensive income/(loss) also includes other revenue-based taxes paid by Shanghai Weilan and Shanghai Unilink.
Subject to the approval of the relevant tax authorities, Linktone Consulting, our wholly owned subsidiary in China, had total tax loss carryforwards of approximately $3.7 million as of December 31, 2004 for EIT purposes. Approximately $0.1 million, $0.6 million, $2.7 million and $0.3 million of such losses will expire in 2006, 2007, 2008 and 2009, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.2 million. For more information regarding our tax loss carryforwards and deferred tax assets, see “Critical Accounting Policies — Deferred Tax Valuation Allowance.”
Capital Expenditures
Our capital expenditures for 2003 and 2004 were approximately $0.3 million and $2.4 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2004 were incurred in connection with the expansion of our business, as well as furniture and computer equipment purchased in connection with our move to new corporate offices in July 2004. Our principal capital expenditures for 2002 consisted of computer and office equipment as well as software for a total of approximately $85,000. We anticipate that we will have capital expenditures in the next 12 months of approximately $1 million for software and technology infrastructure products which we expect to finance with internal funds.
Results of Operations
The following table sets forth a summary of our audited consolidated statement of operations for the periods indicated and as a percentage of gross revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,

	2002		2003		2004

	(audited)%		(audited)%		(audited)%
Gross revenues	$4,309,036	100.0%	$16,601,492	100.0%	$50,318,744	100.0%
Net revenues	4,068,767	94.4%	15,485,670	93.3%	48,083,700	95.6%
Cost of services	(1,525,146)	(35.4)%	(5,819,391)	(35.1)%	(15,305,416)	(30.4)%

Gross profit	2,543,621	59.0%	9,666,279	58.2%	32,778,284	65.2%
Operating expenses:
Product development	(426,872)	(9.9)%	(748,209)	(4.5)%	(2,807,720)	(5.6)%
Selling and marketing	(1,171,988)	(27.2)%	(2,144,540)	(12.9)%	(8,794,568)	(17.5)%
Share-based compensation	—	0.0%	(1,119,529)	(6.7)%	(2,020,807)	(4)%
Other general and administrative	(1,526,724)	(35.4)%	(2,070,141)	(12.5)%	(6,809,947)	(13.5)%

Total operating expenses	(3,125,584)	(72.5)%	(6,082,419)	(36.6)%	(20,433,042)	(40.6)%
Income/(loss) from operations	(581,963)	(13.5)%	3,583,860	21.6%	12,345,242	24.6%
Interest income	46,010	1.1%	32,223	0.2%	815,447	1.6%
Other income	—		—		346,652	0.7%
Income tax benefit/(expense)	—	0.0%	—	0.0%	(997,307)	(2.0)%

Income/(loss) after tax	$(535,953)	(12.4)%	$3,616,083	21.8%	$12,510,034	24.9%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Gross Revenues
Gross revenues increased by 203.0% to $50.3 million for the year ended December 31, 2004 from $16.6 million in 2003, primarily as a result of increases in the number of paying users and average revenue per user, particularly for our SMS services, as well as growth in sales of our 2.5G and audio-related services in 2004. We estimate that our user base expanded to an average of 6.8 million users per month during 2004, reaching a peak of an average of 7.2 million users in November 2004, compared with our estimate of an average of 3.3 million users per month during 2003. This increase was due primarily to our ongoing efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless value-added services market in China, particularly for 2.5G and audio-related services.

In addition, we estimate that our average revenue per user increased to $0.61 per month during 2004, reaching a peak of $0.74 in December 2004, compared to $0.54 in the December 2003. This increase was due primarily to our enhanced product portfolio for all categories of our services and the launch of IVR services in April 2004. Growth in sales of our 2G, 2.5G and audio-related services contributed to 70.3%, 19.0% and 10.7%, respectively, of our total increase in gross revenues for 2004 compared to 2003. In 2004, MMS and WAP services accounted for 10.5% and 2.0%, respectively, of our gross revenues. In 2004, ringback and IVR services accounted for 3.5% and 3.7%, respectively, of our gross revenues.
Although our gross revenues for SMS services increased in 2004 compared to 2003, we experienced a decline in SMS-related revenues between the second and third quarters and between the third and fourth quarters of 2004. These declines resulted principally from the ongoing effects of China Mobile’s implementation of its new platform for customer service and billing management. We anticipate that the roll-out of this platform will continue to adversely affect revenue growth in this area for the near term, although we cannot predict the magnitude or duration of such effects.
Cost of Services
Our cost of services increased by 163.8% to $15.3 million in 2004 from $5.8 million in 2003, primarily due to the overall growth of our business resulting in increased service and network fees being paid by us to the mobile operators. Cost of services also increased in part due to payments to our content providers and marketing partners under our cooperation agreements with them. In 2004, our total service and network fees paid to the mobile operators were $13.6 million, representing 88.9% of our total cost of services, and fees paid to content and marketing partners were $1.7 million, representing 11.1% of our total cost of services, compared to $5.3 million, representing 91.4% of our total cost of services, and $0.5 million, representing 8.6% of our total cost of services, respectively, for the same period in 2003.
If we are successful in establishing collaborative relationships or partnerships involving payments to additional domestic and international content providers, or to other parties such as additional handset manufacturers that embed our services in their handsets, we expect that our cost of services may increase.
Operating Expenses
Our operating expenses increased significantly to $20.4 million in 2004 from $6.1 million in 2003. Operating expenses as a percentage of gross revenues increased from 36.6% in 2003 to 40.6% in 2004. The increase was mainly due to the fact that the rate of growth in our operating expenses, in particular, our selling and marketing and product development expenses, outpaced the rate of growth of our revenue. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses were not material for 2003 and 2004.
Product development expenses increased by 300.0% to $2.8 million in 2004 from $0.7 million in 2003, primarily due to an increase in staff costs as a result of additional hiring to expand our product development and technology support teams, which increased from 64 and 30 employees as of December 31, 2003 to 123 and 122 employees as of December 31, 2004. Staff costs for product development increased to $2.4 million, or 11.8% of our total operating expenses, in 2004 from $0.7 million, or 11.3% of our total operating expenses, in 2003.
Selling and marketing expenses increased by 319.0% to $8.8 million in 2004 from $2.1 million in 2003, primarily due to increased investment in advertising and sales activities in online and offline media, as well as an increase in the number of sales and marketing employees from 97 as of December 31, 2003 to 168 as of December 31, 2004. Such advertising and sales activities increased to $4.3 million, or 21.1% of our total operating expenses, in 2004 from $0.9 million, or 15.0% of our total operating expenses, in 2003. Staff costs increased to $1.9 million, or 9.3% of our total operating expenses, in 2004 from $0.7 million, or 11.7% of our total operating expenses, in 2003. In 2003, substantially all of our sales and marketing expenses were incurred promoting our 2G services. However, in 2004, approximately 55%, 44% and 1% of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively. We expect that the major portion of our sales and marketing expenses will be related to our 2.5G and audio-related services in future periods. In addition, our sales and marketing expenses increased in this period because we incurred charges imposed by the mobile operators for the inadvertent contravention of certain of their policies, which totaled $0.7 million in 2004, compared to nil in 2003.
We recorded stock-based compensation cost in the amount of $2.0 million in 2004, compared to $1.1 million in 2003, primarily due to amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003.
Other general and administrative expenses increased by 223.8% to $6.8 million in 2004 from $2.1 million in 2003, primarily due to an increase in staff costs as a result of additional hiring of staff from 43 to 105 employees. The majority of new hires were in our finance and human resources departments as well as senior management. These staff costs increased to $2.1 million, or 10.3% of our total operating expenses, in 2004 from $1.1 million, or 17.6% of our total operating expenses, in 2003. An increase in our lease expenses, incurred in connection with our move to new corporate offices in July 2004, in the amount of $0.7 million for the year ended December 31, 2004, also contributed to the increase in other general and administrative expenses.

We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel, and as we incur professional service fees, such as for legal and accounting services, in connection with our periodic reporting obligations under the U.S. securities laws as a Nasdaq-quoted reporting company.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Gross Revenues
Gross revenues increased by 285.3% to $16.6 million in 2003 from $4.3 million in 2002, primarily as a result of the continued increase in sales of our SMS-based services to a larger base of users which was largely attributable to the overall increase in the size of the wireless value-added services market in China.
Cost of Services
Our cost of services increased by 281.6% to $5.8 million in 2003, compared to $1.5 million in 2002, primarily due to the overall growth of our business resulting in increased service and network fees to the mobile operators. Cost of services also increased in part due to payments to STAR TV for sale of their content under our cooperation agreement. In 2003, our cost of services included total service and network fees of $5.3 million and content and marketing provider costs of $0.5 million, as compared to $1.5 million for total service and network fees and $48,000 for content and marketing provider costs for 2002. Total service and network fees represented 91.1% and 96.8% of cost of services in 2003 and 2002, respectively. Our content and marketing provider costs represented 8.9% and 3.2% of cost of services in 2003 and 2002, respectively.
Operating Expenses
Total operating expenses increased by 94.6% to $6.1 million in 2003 from $3.1 million in 2002. Operating expenses as a percentage of gross revenues decreased from 72.5% in 2002 to 36.6% in 2003. The decrease was mainly due to the fact that the rate of growth in our revenue outpaced the rate of growth of our operating expenses, in particular our product development and general and administrative expenses. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses was not material for 2003 and 2002.
Product development expenses increased by 75.3% to $0.7 million in 2003 from $0.4 million in 2002, primarily due to the expansion of our product development team and our technology support team, which increased from 18 and 13 to 64 and 30 employees, respectively. Product development expenses also increased due to the establishment of our new services team in March 2003, which included 31 employees as of December 31, 2003. Staff costs for product development, which increased from $0.4 million to $0.7 million, comprised 11.3% of our total operating expenses in 2003, compared to 11.8% in 2002.
Selling and marketing expenses increased by 83.0% to $2.1 million in 2003 from $1.2 million in 2002, primarily due to staff costs that increased by 92.2% from $0.4 million to $0.7 million, as the number of sales and marketing employees increased from 26 to 97. This increase occurred mainly in the third and fourth quarters of 2003. In addition, we introduced a new cash bonus program, based on achievement of individual performance targets related to revenue and sales growth, to further incentivize our sales staff.
Staff costs, including bonuses, for selling and marketing comprised 11.2% of our total operating expenses in 2003, compared to 11.4% in 2002. Selling and marketing expenses also increased in part due to direct salary and other costs involved in our expanded advertising and sales activities.
Stock-based compensation was $1.1 million in 2003. We did not have any stock-based compensation in 2002. Substantially all of this charge was related to the amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003.
Other general and administrative expenses increased by 35.6% to $2.1 million in 2003 from $1.5 million in 2002, primarily due to the expansion of our staff engaged in general administration from 11 to 18. Other general and administrative staff costs, which increased from $1.0 million to $1.1 million, comprised 17.6% of our total operating expenses in 2003, compared to 33.7% in 2002. An increase in our lease expenses and service fees in the amount of $76,000 in 2003 also contributed to the increase in other general and administrative expenses.
Liquidity and Capital Resources
Our primary sources of liquidity have historically been proceeds from our private placements of preferred shares to investors and, more recently, from our initial public offering in March 2004 and cash flow from operations. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operations. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,

	2002	2003	2004

	(audited)	(audited)	(audited)
Net cash (used in)/provided by operating activities	$(289,525)	$2,880,751	$9,654,127
Net cash used in investing activities	(85,081)	(304,380)	(17,266,029)
Net cash provided by financing activities	1,034,979	—	65,412,638

Net increase in cash and cash equivalents	660,289	2,576,828	57,800,736
Cash and cash equivalents, beginning of year/period	2,375,776	3,036,065	5,612,893

Cash and cash equivalents, end of year/period	$3,036,065	$5,612,893	$63,413,629

The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink, depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.
Pursuant to various software license and service agreements, our subsidiaries charged Shanghai Weilan an aggregate fee of $26.2 million for the year ended December 31, 2004. After these charges, as of December 31, 2004, approximately $7.4 million of profits (determined based on invoiced revenue) remained in Shanghai Weilan. Of this amount, $5.8 million relates to year 2003 while the remaining $1.6 million relates to year 2004. Due to tax planning purposes and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because Shanghai Weilan is an affiliated entity of us rather than a subsidiary, such profits cannot be transferred to our company in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in Shanghai Weilan via inter-company advances.
Operating Activities
Cash provided by operating activities was $2.9 million and $9.6 million for 2003 and 2004, respectively. Cash used in operating activities was $0.3 million for 2002. For 2003 and 2004, cash provided by operating activities consisted primarily of our operating profit. For 2002, cash used in operating activities consisted primarily of our operating loss.
Investing Activities
Cash used in investing activities in 2002, 2003 and 2004 was approximately $85,000, $0.3 million and $17.2 million, respectively. These cash expenditures consisted primarily of the purchase of short term investments and fixed assets, including computers and office equipment and leasehold improvements, in connection with the expansion of our business.
Financing Activities
Cash provided by financing activities was $65.4 million for 2004, which consisted of the net proceeds from our initial public offering and from the exercise of stock options. We had no cash provided by or used in financing activities for 2003. For 2002, cash provided by financing activities was $1.0 million, which consisted of the proceeds of our issuance of Series A preferred shares and Series E preferred shares to investors.
We had no material commitments for capital expenditures as of December 31, 2003 and December 31, 2004. During 2003 and 2004, we spent approximately $0.3 million and $2.4 million, respectively, for renovations of our new corporate offices and the purchase of computer and office equipment.
We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations, and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge market risks.

We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities), commitments and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.
Research and Development
We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented wireless value-added services. Our product development activities are led by our 121-member product development department (plus 27 part-time employees) based in Shanghai and Beijing, of which approximately 40 work on new services such as MMS, WAP and Javatm with the remainder focusing on SMS-based services and technical support. Our total expenditures for research and development were $0.4 million, $0.7 million and $2.8 million for the years ended 2002, 2003 and 2004, respectively.
We develop the content for our services in-house, aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games and content for all of our 2.5G services, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products. We also intend to make strategic acquisitions such as our recent acquisitions of Brilliant Concept Investments Ltd. and Beijing Cosmos Digital Technology Co., Ltd. in order to build more robust interactive entertainment services.
Our new services development team in Shanghai and Beijing focuses on MMS and WAP products, as well as Javatm games. We currently develop or aggregate from third parties, particularly from game developers in Japan and Korea, a variety of action and adventure Javatm games (approximately 40% of our Javatm games are aggregated from third parties). For this purpose, we have a game development team which is highly experienced working in the Javatm programming language to customize and localize games for the Chinese market.
Except for one horoscope service and services related to our relationship with Channel [V], all of our SMS-based services are developed in-house, while approximately 25% and 60% of the content for our MMS services and our ringback services, respectively, are aggregated from third parties.
Finally, certain provincial and local offices of the mobile operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile’s and China Unicom’s networks at all levels.
Intellectual Property and Proprietary Rights
We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.
While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 74 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below.

•	www.linktone.com,

•	www.linktone.com.cn,

•	www.lt2000.com.cn,

•	www.lt2000.net,

•	www.ul9000.com,

•	www.ul9000.com.cn,

•	www.ul9000.cn,

•	www.soring.cn,

•	www.i-liao.com,

•	wap.linktone.com, and

•	wap.linktone.com.cn.
We have registered 47 trademarks with China’s Trademark Office and 1 trademark in each of Hong Kong and Singapore, relating to our company name and logo and some of our services. We are in the process of applying for 61 additional trademarks in China, 2 trademarks in the U.S. and one trademark in Taiwan.
China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except for statutorily defined “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in those trademarks for which applications have been made but for which the Trademark Office has not issued a registration certificate.
We have also obtained 15 copyright certificates in China for cartoon images used in our Mobile Pet game.
Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.
Trend Information
In addition to the trend information described in “Overview” above, additional trends that are likely to have a material effect on our business can be found in Linktone’s Securities and Exchange Commission (“SEC”) reports, including but not limited to the annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on June 30, 2005, and reports filed after the Form 20-F.
Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Tabular Disclosure of Contractual Obligations
We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties. The following sets forth our commitments under operating leases and advertising commitments as of December 31, 2004:

	Office	Advertising
	Premises	Commitments	Total

Less than one year	$1,238,610	$1,223,391	$2,462,001
1 - 3 years	1,168,622	—	1,168,622
3 - 5 years		—	—
More than 5 years	—	—	—

Total	$2,407,232	$1,223,391	$3,630,623

Other than the obligations set forth above, we do not have any long-term commitments.
Inflation
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was (0.8%), 1.2% and 3.9% in 2002, 2003 and 2004, respectively.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.
Foreign Currency Risk
Substantially all our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.
We have experienced de minimis foreign exchange gains or losses to date. However, we do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.
Recent Accounting Pronouncements
On March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. Our company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for year ended December 31, 2002 and 2003. The retroactive application of EITF 03-06 resulted in a reduction of $0.02 to the earnings per ordinary share for the year ended December 31, 2003, and had no impact to the earnings per share or diluted earnings per share for all other prior periods.
In December 2004, the FASB issued its final standard on “Accounting for Share-Based Compensation”, FASB Statement No. 123R (revised 2004), Share-Based Compensation (“SFAS 123R”), that requires companies to expense the value of employee stock options and similar awards. This Statement supersedes APB No. 25. Under SFAS 123R, share-based compensation will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS 123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS 123R, our company can select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS 123 are charged to expense without any change in measurement; (2) a variation of the modified prospective method, where in addition to (1), a restatement for prior interim periods using our prior SFAS 123 pro forma disclosure amounts is allowed; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS 123R. All options issued after adoption of SFAS 123R should be accounted for under that standard. We are currently evaluating the requirements of SFAS 123R and the impact on our consolidated results of operations and earnings per share.

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Report of Independent Registered
Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LINKTONE LTD.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), shareholders’ equity/(deficit) and cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (“the Company”) and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
June 24, 2005

Consolidated Balance Sheets
(In U.S. dollars, except share data)

		As of December 31,

	Note	2003	2004

Assets
Current assets:
Cash and cash equivalents	6	$5,612,893	$63,413,629
Short term investments	7	—	14,860,365
Accounts receivable, net	8	3,092,619	10,445,535
Tax refund receivable	9	—	2,597,167
Deposits and other receivables	10	554,300	2,900,433
Deferred tax asset	18	—	416,632

Total current assets		9,259,812	94,633,761
Property and equipment, net	13	450,238	2,527,813
Other long term assets		—	282,784
Deferred tax assets	18	—	763,597

Total assets		$9,710,050	$98,207,955

Liabilities, redeemable equity and shareholders’ equity
Current liabilities:
Taxes payable	14	$986,748	$5,078,967
Accrued liabilities and other payables	15	919,222	4,181,346
Due to related parties	17	13,792	13,792
Deferred tax liabilities	18	—	1,115,351

Total current liabilities		1,919,762	10,389,456

Long term liabilities Other long term liabilities		—	149,411

Total liabilities		1,919,762	10,538,867

Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, 66,172 shares issued and outstanding as of December 31, 2003)	5	583,672	—
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, 245,203 shares issued and outstanding as of December 31, 2003)	5	2,000,000	—
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, 101,570 shares issued and outstanding as of December 31, 2003)	5	999,997	—
Commitments and contingencies	22	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 97,390,000 and 253,772,990 shares issued and outstanding as of December 31, 2003 and December 31, 2004)	5	9,739	25,377
Series A convertible preferred shares ($0.01 par value, 386,848 shares authorized, 386,848 shares issued and outstanding as of December 31, 2003)	5	1,624,732	—
Series B convertible preferred shares ($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31, 2003)	5	900,656	—
Series D convertible preferred shares ($0.01 par value, 101,570 shares authorized, issued and outstanding as of December 31, 2003)	5	1,000,000	—
Additional paid-in capital		5,811,354	78,345,352
Deferred stock-based compensation	21	(4,691,825)	(2,671,018)
Statutory reserves	16	500,000	1,531,760
Accumulated other comprehensive loss		(411)	(64,825)
Retained earnings/(Accumulated deficit)		(947,626)	10,502,442

Total shareholders’ equity		4,206,619	87,669,088

Total liabilities and shareholders’ equity		$9,710,050	$98,207,955

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
and Comprehensive Income/(Loss)
(In U.S. dollars, except per share data)

		For the year ended December 31,

	Note	2002	2003	2004

Gross revenues	11	$4,309,036	$16,601,492	$50,318,744
Business tax		(240,269)	(1,115,822)	(2,235,044)

Net revenues		4,068,767	15,485,670	48,083,700
Cost of services		(1,525,146)	(5,819,391)	(15,305,416)

Gross profit		2,543,621	9,666,279	32,778,284

Operating expenses:
Product development		(426,872)	(748,209)	(2,807,720)
Selling and marketing		(1,171,988)	(2,144,540)	(8,794,568)
Stock-based compensation*	21	—	(1,119,529)	(2,020,807)
Other general and administrative		(1,526,724)	(2,070,141)	(6,809,947)

Total operating expenses		(3,125,584)	(6,082,419)	(20,433,042)

Income/(loss) from operations		(581,963)	3,583,860	12,345,242
Interest income		46,010	32,223	815,447
Other income		—	—	346,652

Income/(loss) before tax		(535,953)	3,616,083	13,507,341
Income tax expense	18	—	—	(997,307)

Net income/(loss)		(535,953)	3,616,083	12,510,034
Accretion on Series B convertible redeemable preferred shares		(108,441)	(143,936)	(28,206)
Amount allocated to participating preferred shareholders		—	(1,769,080)	(898,220)

Net income/(loss) attributable to ordinary shareholders		$(644,394)	$1,703,067	$11,583,608

Other comprehensive income/(loss):		(84)	457	(64,414)

Comprehensive income/(loss)		$(536,037)	$3,616,540	$12,445,620

Earning/(loss) per share:	23
Basic		$(0.01)	$0.02	$0.05

Diluted		$(0.01)	$0.02	$0.05

Weighted average ordinary shares:
Basic		97,390,000	97,390,000	224,569,476

Diluted		97,390,000	109,556,852	248,081,126

*	Stock-based compensation is a component of general and administrative expenses.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of
Shareholders’ Equity/(Deficit)
(In U.S. dollars, except share data)

							Accumulated	Retained
	Ordinary shares		Additional	Convertible	Deferred		other	earnings/	Total
			paid-in	preferred	stock based	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	shares	compensation	reserves	income/(loss)	Deficit)	equity/(deficit)

Balance as of December 31, 2001	97,390,000	9,739	—	3,490,406	—	—	(784)	(3,275,379)	223,982
Issuance of Series A convertible preferred shares	—	—	—	34,982	—	—	—	—	34,982
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	(108,441)	(108,441)
Other comprehensive income:
Translation adjustments	—	—	—	—	—	—	(84)	—	(84)
Net loss	—	—	—	—	—	—	—	(535,953)	(535,953)

Balance as of December 31, 2002	97,390,000	9,739	—	3,525,388	—	—	(868)	(3,919,773)	(385,514)
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	(143,936)	(143,936)
Deferred stock-based compensation	—	—	5,811,354	—	(4,691,825)	—	—	—	1,119,529
Other comprehensive income:
Translation adjustments	—	—	—	—	—	—	457	—	457
Net income	—	—	—	—	—	—	—	3,616,083	3,616,083
Appropriations to statutory reserves	—	—	—	—	—	500,000	—	(500,000)	—

Balance as of December 31, 2003	97,390,000	9,739	5,811,354	3,525,388	(4,691,825)	500,000	(411)	(947,626)	4,206,619
Issuance of ordinary shares in initial public offering	51,500,000	5,150	67,046,483	—	—	—	—	—	67,051,633
Costs of initial public offering	—	—	(1,941,409)	—	—	—	—	—	(1,941,409)
Conversion of redeemable preferred shares to ordinary shares	41,294,500	4,129	3,579,539	—	—	—	—	—	3,583,668
Conversion of convertible preferred shares to ordinary shares	59,870,500	5,987	3,519,401	(3,525,388)	—	—	—	—	—
Issuance of ordinary shares from exercise of stock option	3,717,990	372	301,778	—	—	—	—	—	302,150
Accretion of series B redeemable convertible preferred shares	—	—	28,206	—	—	—	—	(28,206)	—
Deferred stock-based compensation	—	—	—	—	2,020,807	—	—	—	2,020,807
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	264	—	264
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(64,678)	—	(64,678)
Net income	—	—	—	—	—	—	—	12,510,034	12,510,034
Appropriation to Statutory reserves	—	—	—	—	—	1,031,760	—	(1,031,760)	—

Balance as of December 31, 2004	253,772,990	$25,377	$78,345,352	$—	$(2,671,018)	$1,531,760	$(64,825)	$10,502,442	$87,669,088

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In U.S. dollars)

	For the year ended December 31,

	2002	2003	2004

Cash flow from operating activities
Net income/(loss)	$(535,953)	$3,616,083	$12,510,034
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Stock compensation costs	—	1,119,529	2,020,807
Loss on disposal of fixed assets	—	—	49,064
Depreciation	85,235	90,856	429,516
Provision for bad debts	—	161,478	176,813
Defer tax benefits	—	—	(64,878)
Gain on short term investments	—	—	(81,094)
Changes in assets and liabilities:
Accounts receivable	(119,927)	(2,690,310)	(7,529,729)
Tax refund receivable	—	—	(2,597,167)
Deposits and other receivables	(5,938)	(429,087)	(1,198,857)
Taxes payable	154,055	704,645	4,092,219
Accrued liabilities and other Payables	216,203	307,552	1,847,399
Due to related parties	(83,200)	5	—

Net cash provided by/(used in) operating Activities	(289,525)	2,880,751	9,654,127

Cash flow from investing activities
Purchase of property and equipment	(85,081)	(304,380)	(2,422,079)
Proceeds from short term investments			22,181
Cash paid for short term investments	—	—	(14,866,131)

Net cash used in investing activities	(85,081)	(304,380)	(17,266,029)

Cash flow from financing activities:
Issuance of Series A convertible preferred shares	34,982	—	—
Issuance of Series E redeemable convertible preferred shares	999,997	—	—
Proceeds from initial public offering, net of issuance costs paid	—	—	65,110,224
Proceeds from the exercise of stock options	—	—	302,150

Net cash provided by financing activities	1,034,979	—	65,412,374

Foreign currency translation	(84)	457	264
Net increase in cash and cash Equivalents	660,289	2,576,828	57,800,736
Cash and cash equivalents, beginning of Year	2,375,776	3,036,065	5,612,893

Cash and cash equivalents, end of Year	$3,036,065	$5,612,893	$63,413,629

Supplemental disclosures of cash flow information
Cash paid during the year/period for:
Cash paid for business and other taxes on Revenues	$201,118	$681,161	$1,224,397
Cash paid for income tax	—	—	518,262
Cash paid for interest	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(In U.S. dollars, unless otherwise stated)

1	Organization and Nature of Operations
Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands corporation, is a provider of wireless media, entertainment and communication services to mobile phone users in the People’s Republic of China (“PRC”). The Company specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.
The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”) and Shanghai Huitong Information Co., Ltd. (“Huitong”) and two variable interest entities (“VIE” or “VIEs”) for which the Company is the primary beneficiary. The Company and its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.
To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations through two variable interest entities, Shanghai Weilan Computer Co., Ltd. (“Weilan”) and Shanghai Unilink Computer Co., Ltd. (“Unilink”). Weilan and Unilink are each legally owned by four PRC citizens (the “Registered Shareholders”). Weilan was registered on December 2, 1999 and is 50.0% owned by each of two of the Company’s shareholders, Ankai Hu and Dong Li. Unilink was registered in June 2003 and is 50.0% owned by the Company’s Vice President of Product Development, Jing Wang and 50.0% owned by the Company’s Vice President of Business Development, Wei Long. Prior to August 12, 2004, Unilink was 90% owned by Weilan, 5% owned by the Company’s chief executive officer, Raymond Lei Yang, and 5% owned by the Company’s former financial controller, Simon Du Mingsheng. The shareholding structure of Unilink was restructured to its current form so that Shanghai Unilink could be eligible to receive an inter-provincial value-added telecommunication services licence from the Ministry of Information Industries. The Company does not hold any direct ownership interest in Weilan or Unilink.
The arrangements with the Registered Shareholders have been undertaken solely to satisfy PRC regulations, which prohibit foreign companies from wholly owning or operating telecommunications businesses in the PRC. PRC regulations currently restrict the Company from holding all of the equity interest in telecommunication services providers such as Weilan and Unilink.
The Company has entered into various operating agreements with Weilan and Unilink, including trademark, domain name, software license and the Exclusive Technical Consulting and Services Agreements. Under these agreements, Weilan and Unilink have the exclusive right to use certain domain names and registered trademarks and software owned by the Company, and the Company is the exclusive provider of technical and other services to Weilan and Unilink. In return, Weilan is required to pay the Company licensing and service fees for the use of software and the technical and consulting services received. The Company charged Weilan a total of US$1.6 million and US$26.2 million for the use of its software and provision of technical and other services for the year ended December 31, 2003 and December 31, 2004, respectively. Because of the insignificant amount involved, the Company decided to waive its charge on the use of domain names and registered trademarks by Weilan. In view of Unilink’s small operation in the year of 2003 and 2004, the Company decided to waive all the above charges to Unilink. The software licence, technical and consulting service fees can be, and are, adjusted at the Company’s discretion depending on the quantity and level of services provided. These operating agreements further provide that the Company will guarantee Weilan’s or Unilink’s performance of third party contracts and agreements entered into by Weilan or Unilink in the normal course of business and restrict the ability of Weilan or Unilink to conduct any transactions that may materially affect their assets, obligations, rights, or operations without the consent of the Company. These transactions would include the sale of assets, incurrence of debt or guarantees, declaration of dividends, or assignments of rights.
In addition, the Company has extended interest-free loans to the Registered Shareholders to finance their investments in Weilan and Unilink ($745,000 as of December 31, 2003 and $1,832,100 as of December 31, 2004). Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the operations of Weilan and Unilink, (ii) the loans can only be repaid to the Company by transferring the shares of Weilan and Unilink to the Company, (iii) the shares of Weilan or Unilink cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Weilan and Unilink, and (v) all voting rights in Weilan and Unilink are assigned to Raymond Yang, the chief executive officer of the Company, or as designated by the Company. These loan agreements are supplemented by various other agreements, including the Exclusive Purchase Contracts and Equity Pledge Agreements with the Registered Shareholders, whereby the Company has the right to acquire the shares of Weilan and Unilink either through a purchase, at any time, for the amount of the loans outstanding, or the collection of the shares pledged as collateral for the non-payment of loans from the Registered Shareholders or the technical consulting and service fees due from Weilan or Unilink. Since the Company consolidates Weilan and Unilink, the loans to the Registered Shareholders are treated as investments in Weilan and Unilink and eliminated in consolidation for all periods presented.

The income earned from license and service fees charged by Linktone Consulting and Huitong, as defined under Chinese accounting standards and regulations, may be distributed as dividends to Linktone Ltd. Distributable profits under Chinese accounting standards are reduced for any reserves established by the Board of Directors, as described in footnote 16.
On March 4, 2004, the Company registered its prospectus with the Securities and Exchange Commission in the United States and was listed on the NASDAQ National Market in the United States of America by offering 5,150,000 American Depositary Shares (“ADS”), each ADS represents ten ordinary shares, at $14 per ADS to the public. The net proceeds to the Company from the offering amounted to $65,110,224, net of issuance costs paid.
2   Basis of presentation
These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
All transactions and balances between the Group’s businesses have been eliminated upon consolidation.
3   Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
4   Summary of significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the two variable interest entities. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.
The Company has adopted FASB Interpretation No. 46 (“FIN 46”), Consolidation of variable interest entities — an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
(b) Cash and cash equivalents
The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.
(c)  Short-term investments
Short-term marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.
(d) Accounts receivable
Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of allowance of $161,478 and $338,291 as of December 31, 2003 and 2004.
(e)  Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation.
Property and equipment are depreciated over their estimated useful lives on a straight-line basis with an estimated residual value to be 10%. The estimated useful lives are as follows:

Computer hardware/equipment
60 months
Office equipment	60 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term
Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.

(f)  Impairment of long-lived assets
Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” As of January 1, 2002, the Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with this standard, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statement of operations for the difference between the fair value and the carrying value of the assets. There have been no impairment charges recognized by the Company in any of the periods presented.
(g) Revenue and cost of services recognition
The vast majority of the Group’s revenues are derived from entertainment-oriented wireless value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”) , Interactive Voice Response Services (“IVR”) and Ring Back services to mobile phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Communications Corporation (“China Unicom”) (collectively the “Mobile Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Mobile Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the year and quarter ended December 31, 2004, approximately 2% and 5% of the Group’s revenues were estimated respectively.
The Group contracts with the Mobile Operators for the transmission of wireless value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Mobile Operators bill and collect on the Group’s behalf. For this billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Mobile Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over message received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.
The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.
(h) Income and other taxes
The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Unilink is currently considered a small business and is subject to a 2.4% tax on revenues, as defined for tax purposes. Such amounts are accrued for as a reduction to revenues.
The Group is also subject to business taxes (BT) of 3-5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.
The Group charges software licence fees to the variable interest entities which are subject to value added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%.

(i)  Advertising expenses
Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled approximately $686,682, $938,750 and $3,441,117 during the years ended December 31, 2002, 2003 and 2004, respectively.
(j)  Product development expenses
Product development expenses consist primarily of compensation and related costs for employees associated with the development of the content of our products and development, enhancement to and maintenance of related product technical platforms and customer databases.
The Group accounts for the cost of developing the content of our products in accordance with FAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and would capitalize, if criteria under FAS 86 were met, direct costs incurred during the development phase and amortize on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, which ever is greater.
The Group accounts for product development costs of technical platform and customer database under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and would capitalize, if criteria under SOP 98-1 were met, direct costs associated in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement and maintenance of the Group’s existing platforms and database are charged to product development expense as incurred.
To date, the amount of costs qualifying for capitalization under FAS 86 and SOP98-1 has been immaterial and as a result, all product development costs have been expensed as incurred.
(k)  Stock-based compensation
The Group accounts for share-based employee compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in shareholders’ equity/(deficit) as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group accounts for stock-based arrangements issued to non-employees using the fair value method, which recognizes compensation expense based on the fair value of the options using the Black-Scholes option pricing model on the date of grant.
As required by SFAS No. 148, accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the year ended December 31,

	2002	2003	2004

Net income/(loss)	$(535,953)	$3,616,083	$12,510,034
Add: Compensation expense for employees under APB No. 25	—	1,119,529	2,020,807
Less: Compensation expense for employees under fair value based methods	(6,492)	(87,861)	(1,101,119)

Pro forma net income/(loss)	(542,445)	4,647,751	13,429,722
Accretion on Series B convertible redeemable preferred shares	(108,441)	(143,936)	(28,206)
Amount allocated to participating preferred shareholders	—	(2,368,058)	(966,433)

Pro forma net income/(loss) attributable to ordinary shareholders	$(650,886)	2,135,757	$12,435,083

Basic earning/(loss) per share
— As reported	$(0.01)	$0.02	$0.05

— Pro forma	$(0.01)	$0.02	$0.06

Diluted earning/(loss) per share
— As reported	$(0.01)	$0.02	$0.05

— Pro forma	$(0.01)	$0.02	$0.05

We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

	For the year ended December 31,

	2002	2003	2004

Risk-free interest rate (%)	3.75-4.15	3.19	1.73-3.61
Expected life (years)	3-4	5	2-5
Expected dividend yield (%)	—	—	0%
Volatility (%)	—	—	80%
In December 2004, the FASB issued SFAS No. 123 (R), Shared Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Company is required to adopt the statement in 2006. The Company is currently evaluating the requirements of SFAS 123 (R) and the impact on its consolidated results of operations and earnings per share.
(l)  Foreign currency translation
The Company’s reporting currency is the U.S. dollar (“US$”). The functional currency of the Company’s operating subsidiaries and consolidated variable interest entities in China is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. The exchange differences resulting from remeasurement of the PRC entity financial statements into US$ are included in Accumulated Other Comprehensive Loss which is a separate component of shareholders’ equity/(deficit) on the consolidated balance sheets.
(m) Comprehensive income
Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of redeemable convertible equity securities are deemed to be owners. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment and unrealized gain or loss on short term investments.
(n) Earnings/(Loss) per share
In accordance with SFAS No. 128 “Computation of Earnings Per Share,” basic earnings/ (loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings/(loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.
The Company has adopted the consensus reached in EITF 03-06, “Participating Securities and the Two-Class Method under SFAS No. 128,” which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities. The Company determined that all its preferred stock outstanding through March 31, 2004 qualified as participating securities. EITF 03-06 is effective from June 30, 2004. The Company has adopted EITF 03-06 in the three months ended March 31, 2004 and applied it retroactively to all prior periods. The retroactive application of EITF 03-06 resulted in a reduction of $0.02 to the basic earning per share for the year ended December 31, 2003, and had no impact to the basic or diluted earnings per share for all other prior periods.
(o) Segment reporting
The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its wireless value added service business as a single segment. The Group generates its revenues solely from mobile phone users in China and accordingly, no geographical segments are presented.

5   Preferred share
In connection with the reorganization in April 2001, the Company capitalized 66,172 Series B redeemable convertible preferred shares at an assigned value of $274,303 and 336,848 Series A convertible preferred shares at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 Series B convertible preferred shares with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 Series A preferred shares in 2001 for consideration of $9.85 per share, and an additional 3,555 Series A preferred shares in 2002 for consideration of $9.84 per share.
In April 2001, the Company issued 245,203 Series C redeemable convertible preferred shares (“Series C”) for consideration of $8.15 per share.
In July 2001, the Company issued 101,570 Series D convertible preferred shares (“Series D”) for consideration of $9.84 per share.
In February 2002, the Company issued 101,570 Series E redeemable convertible preferred shares (“Series E”) for consideration of $9.84 per share.
Holders of the Company’s preferred stock have various rights and preferences as follows:
Voting
Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.
Dividends
The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2004.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shares, and Icon (a specified holder of Series A preferred shares), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata among all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders’ respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.
Conversion
Each preferred share shall be convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company’s Articles of Incorporation. Each preferred share shall be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified initial public offering (“IPO”), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares.
Mandatory redemption
The holders of Series B and Series C shares are entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares are entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.
The redemption price for the original Series B shares capitalized upon spin-off is $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants is $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants are classified as convertible preferred shares in shareholders’ equity/(deficit). The redemption prices of the Series C and Series E shares are $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group is less than the number of such shares to be redeemed, then the shares to be redeemed shall be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed shall be carried forward until the Group has legally available funds for such redemption.
Each of the Company’s preferred shares was converted into 100 ordinary shares upon the closing of the Company’s IPO process on March 4, 2004.

6   Cash and Cash equivalents

	Year ended December 31,

	2003	2004

Cash	$5,612,893	$53,235,397
Investment in money market accounts	—	10,178,232

Total	$5,612,893	$63,413,629

7   Short term investments
The investment in marketable debt securities is classified as available for sale securities. The Company invests in these securities with the intent to make such funds readily available for operating or acquisition purposes and accordingly, classifies them as short term investments. All the marketable debt securities are due within one year as of December 31, 2004 and the aggregate fair value was $14,860,365 (2003: nil).
During the year ended December 31, 2004, the Group recorded $64,678 of unrealized losses on its marketable debt securities as a component of comprehensive income. Investments in available-for-sale debt securities at fair value were as follows:

	As of December 31, 2004

		Accrued		Estimated fair
	Cost	interest	Unrealized loss	value

Corporate bond and notes	$14,843,949	$81,094	$(64,678)	$14,860,365

8   Accounts receivable, net:

	Year ended December 31,

	2003	2004

Accounts receivable	$3,254,097	$10,783,826
Less: Allowance for doubtful accounts	(161,478)	(338,291)

	3,092,619	10,445,535

Movement in allowance for doubtful accounts:
Balance at beginning of year	$—	$(161,478)
Charge to expense	(161,478)	(176,813)

Balance at end of year	$(161,478)	$(338,291)

9   Tax refund receivable

	Year ended December 31,

	2003	2004

Receivable related to invoiced revenue	$—	$1,994,621
Receivable related to un-invoiced revenue	—	602,546

Total	$—	$2,597,167

Pursuant to various software license agreements signed between Huitong and Weilan, Huitong charged Weilan a total fee (based on invoiced revenue) of $18.4 million for the use of its ten software products in 2004. These fees are subject to a 17% VAT. The relevant VAT payable of $2.7 million is recorded in note 14. Under applicable tax regulations, Huitong is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%. The Company paid the $2.7 million in January and February 2005 and filed applications for the refund of $2.2 million. The refundable amount has been reduced to $2 million after review by the tax bureau. In addition, Huitong accrued VAT refund receivable and payable of $0.6 million and $0.7 million (note 14) for the remaining software license fees that it earned in 2004 and expected to invoice in June 2005. Management believes the full amount of $0.6 million is refundable.

10  Deposits and other receivables

	Year ended December 31

	2003	2004

Rental and other deposits	$162,909	$424,025
Staff advances	136,654	307,517
Professional fees on initial public offering	171,971	—
Prepayments to advertising suppliers, content and other providers	52,687	983,853
Prepayments for fixed assets	25,000	49,092
Restricted cash*	—	1,123,184
Others	5,079	12,762

Total	$554,300	$2,900,433

*	Restricted cash relates mainly to proceeds from exercise of stock options received on behalf of employees. The related liability to employees is recorded in accrued liabilities and other payables (note 15).
11  Components of revenue
The Group’s revenue comprises SMS, 2.5G services including MMS, WAP and Javatm games, and audio related services including RB and IVR services. Gross revenues for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,

	2002	2003	2004

SMS	$4,073,885	$16,539,201	$40,180,566
2.5G services	—	—	6,449,366
Audio related services	—	—	3,659,007
Others	235,151	62,291	29,805

Total revenue	$4,309,036	$16,601,492	$50,318,744

12  Concentrations
(a) Dependence on mobile phone operators
The Group’s revenue is mainly derived from cooperative arrangements with two mobile operators in Mainland China. The mobile operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either mobile phone operator in the PRC is terminated or scaled-back, or if the mobile phone operators alter the revenue sharing arrangements, the Group’s wireless value-added service business would be adversely affected.
Revenues earned from China Mobile for the years ended December 31, 2002, 2003 and 2004 are approximately $3,727,895, $14,667,344 and $44,313,720, representing 87%, 88% and 88% of revenues, respectively.
Amounts due from China Mobile as of December 31, 2002, 2003 and 2004 amounted to approximately $460,960, $2,907,553 and $9,319,663, respectively, representing 83%, 82% and 89% of accounts receivable, respectively.
(b) Credit risk
The Group depends on the billing system of mobile operators to charge the mobile phone users through mobile phone bills and collect payments from users. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

13  Property and equipment

	Year ended December 31,

	2003	2004

Computer hardware/equipment	$569,125	$1,266,944
Office equipment	44,749	761,170
Leasehold improvements	93,493	1,102,338

	707,367	3,130,452
Less: Accumulated depreciation	(257,129)	(602,639)

Net book value	$450,238	$2,527,813

During the years ended December 31, 2002, 2003 and 2004, the depreciation charges of the Group amounted to approximately $85,235, $90,856 and $429,516, respectively.
Upon retirement or disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The Group disposed certain assets and recognized a loss on disposal of $49,064 during the year ended December 31, 2004.
14  Taxes payable

	Year ended December 31,

	2003	2004

Value added taxes	$—	$3,419,283
Business tax	660,669	763,479
Enterprise income tax	—	630,667
Other taxes	326,079	265,538

Total	$986,748	$5,078,967

15  Accrued liabilities and other payables

	Year ended December 31,

	2003	2004

Accrued liabilities	$263,128	$2,105,266
Accrued payroll	345,416	585,538
Accrued welfare benefits	222,922	179,465
Option proceeds due to staff	—	929,213
Payable for purchase of fixed assets	—	158,168
Other payables	87,756	223,696

Total	$919,222	$4,181,346

16  Mainland China contribution plan and profit appropriation
Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $245,889, $188,762 and $655,887 for the years ended December 31, 2002, 2003 and 2004, respectively.
The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2002, 2003 and 2004 amounted to $125,829, $150,818 and $509,744, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.
The Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined in accordance with PRC accounting standards and regulations at each year-end)

until such fund has reached 50% of the company’s registered capital; the other fund appropriations are at the Company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined in accordance with PRC accounting standards and regulations at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5Y10% of after-tax profit (as determined in accordance with PRC accounting standards and regulations at each year-end); the other fund appropriation is at the Company’s discretion.
General reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off of accumulated losses, enterprise expansion or increasing the registered capital. Statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. These funds are not transferable to the Company in the form of cash dividends, loans or advances.
In respect of the year ended December 31, 2004, Weilan approved an allocation of after-tax profits of $1,031,760 to the statutory reserve and statutory public welfare funds; the Company made no appropriations to the enterprise expansion fund, staff bonus and welfare fund and statutory surplus fund. As of December 31, 2004, the Group had appropriated $1,531,760 to non-distributable reserve funds.
17  Related party transactions

	Year ended December 31,

	2002	2003	2004

Technology service fee charged by Intrinsic	$40,000	—	—
As of December 31, 2003 and 2004, balances due to Intrinsic Technology Ltd. (“Intrinsic”) in respect of technology service fee amounted to $13,792 and $13,792 respectively. The technology service agreement was terminated in late 2002. Intrinsic was one of the shareholders of the Company. Following the completion of the Company’s IPO process, Intrinsic’s interest in the Company was distributed to the individual shareholders of Intrinsic and Intrinsic has ceased to be the Company’s shareholder.
18  Income Taxes
Under the current laws of the Cayman Islands, the Group is not subject to Cayman Islands tax on income or capital gain. The Company’s subsidiaries are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, foreign investment enterprises are subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax) on PRC taxable income. Huitong qualifies as a foreign investment production enterprise and was established in a coastal economic development zone in old urban district. Accordingly, the applicable enterprise income tax rate is 24% and the local tax rate is 3%, resulting in an aggregate tax rate of 27%. The Company’s VIEs are also subject to income tax at a statutory rate of 33%. However, Unilink is currently considered a small business and is subject to a tax on revenue instead of income.
The provision for taxes on income consists of:

	Year ended December 31,

	2002	2003	2004

Current	$—	$—	$(1,062,185)
Deferred	—	—	64,878

Total	$—	$—	$(997,307)

Reconciliation of the difference between statutory tax rate and the effective tax rate:
The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

	Year ended December 31,

	2002	2003	2004

Statutory EIT rate	33%	33%	33%
Effect of tax holiday	—	(78)%	(25)%
Non-deductible expenses incurred outside the PRC	(30)%	7%	4%
Non-deductible stock-based compensation	—	10%	5%
Other non-deductible expenses/non-taxable income	28%	3%	1%
Change in valuation allowance	(31)%	25%	(7)%
Tax differential from statutory rate applicable to the subsidiary	—	—	(4)%

Effective EIT rate	—	—	7%

Huitong is classified as a software production enterprise and is entitled to an exemption from the state enterprise income tax in 2003 and 2004, followed by three years with a 50% reduction in the tax rate. The aggregate dollar and per share effect of the tax holiday in 2003 and 2004 was $2,812,536 and $3,785,401, $0.03 and $0.02 per share, respectively.
Other non-taxable income consists primarily of income at Unilink that is subject to a tax on revenue instead of income.
The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,

	2003	2004

Current deferred tax assets:
Establishment costs	$—	$74,562
Accruals and other liabilities	—	342,070

Net current deferred tax assets	$—	$416,632

Current deferred tax liabilities:
Accrued income	$—	$1,115,351

Net operating loss carry forwards	$1,226,329	$1,214,182
Establishment costs	207,257	51,851
Valuation allowance	(1,433,586)	(502,436)

Long-term deferred tax assets	$—	$763,597

Movement of valuation allowance for deferred tax assets:
Balance at beginning of the year	$(540,365)	$(1,433,586)
Provision for the year	(893,221)	—
Recoveries of deferred tax assets	—	931,150

Balance at end of the year	$(1,433,586)	$(502,436)

Subject to the approval of the relevant tax authorities, Linktone Consulting had total tax loss carryforwards of approximately $3.7 million as of December 31, 2004 for EIT purposes. Approximately $0.1 million, $0.6 million, $2.7 million and $0.3 million of such losses will expire in 2006, 2007, 2008 and 2009, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.2 million. Under our current tax planning, we expect that Linktone Consulting will begin to generate taxable income from 2005 and a portion of loss carry forwards will be utilized before expiration. The Group reduced the valuation allowance based on our probability assessment as of December 31, 2004.
19  Financial instruments
The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value. The carrying value of receivables and payables approximated their market values based on their short-term maturities.

20  Capital structure
Paid-in capital represents the consolidated issued and registered capital of the Group.
21  Stock option plans
The Board of Directors has approved two stock option plans that provide for the issuance of up to 39,601,700 ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

	Year ended December 31,

	2003		2004

		Weighted		Weighted
		average		average
	Options	exercise	Options	exercise
	outstanding	price	Outstanding	price

Outstanding at beginning of period	14,668,900	$0.08	31,900,300	$0.10
Granted	21,338,100	$0.11	9,639,900	$1.07
Exercised	—	—	(3,717,990)	$0.08
Cancelled	(4,106,700)	$0.08	(2,587,120)	$1.04

Outstanding at period end	31,900,300	$0.10	35,235,090	$0.30

Exercisable and vested at end of period	11,863,700	$0.07	17,448,700	$0.08

Weighted average fair value of options granted during period		—		$0.64
The following is additional information relating to options outstanding as of December 31, 2004:

	Options outstanding as at December 31, 2004			Options exercisable as at December 31, 2004

		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
	Options	contractual life	exercise	Number	contractual life	exercise
Range of exercise price	Outstanding	(years)	price	exercisable	(years)	price

$0.05 — $0.10	26,163,940	7.70	0.06	17,109,067	7.45	0.06
$0.74 — $0.81	2,456,250	9.09	0.76	339,633	8.88	0.76
$1.03 — $1.10	6,365,000	9.21	1.08	—	—	—
$1.37 — $1.40	249,900	9.32	1.38	—	—	—

	35,235,090	8.08	0.30	17,448,700	7.47	0.07

The Company’s option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value.
In connection with the stock options granted during the years ended December 31, 2002, 2003 and 2004, the Company recognized deferred share-based compensation amounting to $nil, $5,811,354 and $nil, respectively. These amounts are being amortized over vesting periods of two to three years. Stock-based compensation expense recognized during the years ended December 31, 2002, 2003 and 2004 amounted to $nil, $1,119,529 and $2,020,807, respectively.
In October 2004, certain of the Company’s executive officers’ prior stock option grants have been amended to provide that if the Company terminates an officer without cause, as defined in the Company’s stock option plans, or if any such officer resigns voluntarily, then a portion of those options would immediately become fully vested and exercisable at that time. This amendment to the stock option grants would result in a non-cash compensation charge if an acceleration occurred because of a termination of an executive officer without cause or because of a voluntary termination. This potential non-cash charge will decline over time, eventually becoming zero when the options become fully vested under their terms on April 1, 2006. For example, if all such executive officers were terminated without cause on December 31, 2004, the total incremental non-cash compensation charge to the Company would have been $4.1 million, and the other recurring charges for unvested options would cease to accrue at such time since the balance of unvested options would be cancelled.

22  Commitments and contingencies
(a) Operating lease commitments
The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2004 are as follows:

2005	$1,238,610
2006	972,692
2007	195,930

$2,407,232

As of December 31, 2004, the Group had no operating lease commitments beyond March 2007.
For the years ended December 31, 2002, 2003 and 2004, the Group incurred rental expenses of approximately $59,835, $177,354, and $925,280, respectively.
(b) Other commitments

	Year ended December 31,

	2003	2004

Advertisement agreements with third parties	$153,623	$1,223,391
Decoration agreement for Beijing office	22,519	—

	$176,142	$1,223,391

(c)  Mainland Chinese market macro-economic and regulatory and uncertainties
The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.
(d) Other risks
The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

23  Earnings/(Loss) per share
The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated based on the requirements of EITF 03-06:

	Year ended December 31,

	2002	2003	2004

Numerator:
Net income/(loss) for the year	$(535,953)	$3,616,083	$12,510,034

Accretion for Serious B Redeemable Convertible Preferred Shares	$(108,441)	(143,936)	(28,206)
Amount allocated to participating preferred shareholders	—	(1,769,080)	(898,220)

Numerator for basic earnings/(loss) per share	$(644,394)	$1,703,067	$11,583,608

Numerator for diluted earnings/(loss) per share	$(644,394)	$1,703,067	$11,583,608

Denominator:
Denominator for basic earnings/(loss) per share — weighted-average ordinary shares outstanding	97,390,000	97,390,000	224,569,476

Effect of dilutive option securities	—	12,166,852	23,511,650

Denominator for diluted earnings/(loss) per share	97,390,000	109,556,852	248,081,126

Basic earnings/(loss) per share	$(0.01)	$0.02	$0.05

Diluted earnings/(loss) per share	$(0.01)	$0.02	$0.05

Potentially dilutive securities that were not included in the calculation of diluted earnings/loss per share because of their antidilutive effects include the Company’s preferred shares.
24  Subsequent events
On December 31, 2004, the Company entered into a definitive agreement to acquire all outstanding shares of Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos Digital”), a privately-held provider of WAP services to China Unicom. In April 2005, the Company and shareholders of Cosmos Digital signed an amendment to the original agreement. According to the agreements, the initial payments consist of $0.6 million in cash to be paid to the shareholders and $0.8 million in cash to be paid to Cosmos Digital for settling the loan owned by the shareholders to Cosmos Digital. Additional payments will be made for the difference between the amount calculated on an earn-out basis at approximately 3.8 times of Cosmos Digital’s net profit for the year from May 1, 2005 to April 30, 2006 and the initial payment of $0.6 million. The total consideration is subject to a cap of $3 million (excluding the settlement of the shareholders’ loan amount to $0.8 million). The acquisition was completed in June 2005.
A new subsidiary, Shanghai Linktone Internet Technology Co., Ltd., was established on January 11, 2005. The subsidiary is responsible for developing software for our 2.5G and audio related products.
In April 2005, the Company entered into a definitive agreement to acquire all outstanding shares of Brilliant Concept Investments Ltd. (“Brilliant”), a British Virgin Islands limited liability corporation. Brilliant, through its subsidiary and exclusive contractual arrangements with a local entity in the PRC is engaged in providing online gaming services. Brilliant, its subsidiary and affiliated company are collectively known as Brilliant Group. The initial consideration is $3.1 million in cash. An additional payment will be made on an earn-out basis at 10 times or 8 times of the Brilliant Group’s net profit for the year 2005. The total consideration is subject to a cap of $11.5 million. The acquisition was completed in May 2005.
In May 2005, the Board of directors approved a stock repurchase program whereby the Company may repurchase up to $15.0 million worth of its issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to Securities and Exchange Commission rule requirements.

Management and Board of Directors
Executive Officers and Directors
The names of our current directors, director nominees and executive officers, their ages and the principal positions with Linktone held by them, as of June 30, 2005, are as follows:

Name	Age	Position	Class	Term of Office

Elaine La Roche(1)(2)	55	Chairperson of the Board	II	3 years
Jun Wu(3)	33	Director	III	3 years
York Chen(2)(3)	51	Director	I	3 years
Thomas Hubbs(1)(2)	60	Director	II	3 years
Derek Sulger(1)	33	Director	III	3 years
David C. Wang(2)	61	Director	I	3 years
Mark Begert	33	Director nominee
Raymond Lei Yang(3)	48	Chief Executive Officer and Director	III	3 years
Michael Guangxin Li	39	Chief Operating Officer
Colin Sung	39	Chief Financial Officer
Xin Ye	42	Chief Technology Officer

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating committee. Effective July 31, 2005, the nominating committee shall be reconstituted to consist of Elaine La Roche, Jun Wu and David C. Wang.
Biographical Information
Elaine La Roche has served on our board since February 2004. She is currently an investment executive with Cantor Fitzgerald, a global financial services provider. From June 2000 until April 2005, Ms. La Roche was the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People’s Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.
Jun Wu has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.
York Chen has served as a director since April 2001. Since March 2000, Mr. Chen has served as President and Managing Partner of iD TechVentures Ltd. (previously known as Acer Technology Ventures Asia Pacific Ltd.), which is the venture capital arm of Acer Group, one of the world’s largest high tech groups originated in Greater China. Prior to that, he was a Managing Director of Acer Computer International, a subsidiary of Acer Group. He was also a director of Intrinsic Technology, a wireless data software concern which was spun off from our company. Mr. Chen holds a Bachelor of Science degree from National Taiwan University and a Masters of Business Administration degree from Fordham University. Effective as of the date of completion of our 2005 annual general meeting of shareholders, Mr. Chen will resign from our Board.
Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From December 1995 to April 1998 and from October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, most recently as an Executive Vice President and Chief Financial Officer of the company. From April 1998 to October 1998, he served as the Senior Vice President and Chief Financial Officer of Walker Interactive Systems, Inc., a client-server/network computing application software developer. He currently serves on the Board of Directors of DCL Corporation and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.
Derek Sulger served as a director from April 2001 until November 2002, and has served again as a director since July 2003. Mr. Sulger serves as Executive Director and Chief Financial Officer of SmartPay Jieyin Ltd., a Shanghai-based payment technology company which he co-founded. He also serves as the co-chairman of Lunar Group, an investment holding company which was the original investor in our company. Mr. Sulger is one of our founders and served as Executive Director and Chief Financial Officer of our company from April 2000 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a wireless data software concern which was spun off from our company. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts degree.
David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China, where he leads Boeing’s growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than 20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.
Mark Begert served as our Chief Financial Officer from April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology, until May 31, 2005. Our board has nominated Mr. Begert for election at our 2005 annual general meeting of shareholders as a Class I director. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.
Raymond Lei Yang has served as our Chief Executive Officer and a director since March 2003. From June 2001 until November 2002 and from April 1999 until June 2001, he was an Executive Vice President and Chairman of the Board, and Chief Executive Officer, respectively, of Rivalwatch, Inc., a California-based Internet company. Prior to that, he worked as the Chief Executive Officer of Saratoga Technology International, a software distributor and technology company in China. He has a Bachelor of Engineering degree from Tsinghua University and a Masters of Engineering degree from the Electronic Power Research Institute.
Michael Guangxin Li has served as our Chief Operating Officer since March 2003. From August 2000 until March 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a wireless value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to June 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from the Wharton School, University of Pennsylvania, with a Masters of Business Administration.
Colin Sung has served as our Chief Financial Officer since June 1, 2005. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq National Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq National Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University.
Xin Ye has served as our Chief Technology Officer since November 2003. From January 2002 until November 2003, Mr. Ye was Chief Technology Officer at Censoft, Microsoft’s first joint venture in China, where he developed Web-based and wireless product platforms for enterprise service providers. From May 2000 until June 2001, Mr. Ye served as Chief Technology Officer for Sohu.com, Inc., a national Internet portal in China, which is listed on The Nasdaq National Market, where he was responsible for managing the technology group. Prior to working for Sohu.com, Inc., he worked with MARIMBA, a U.S.-based software vendor. Mr. Ye has a Bachelor of Science degree in Computer Engineering from Tsinghua University and a Masters of Science degree in Computer Science from Marquette University.

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Corporate Information
Company Profile
Linktone Ltd. is a leading provider of wireless value-added services to mobile users in China. Working in close partnership with China’s mobile operators, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications, through a full spectrum of technology platforms.
Background
Established in November 1999, Linktone Ltd. is incorporated in the Cayman Islands. The company conducts its business through its wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd. and Shanghai Huitong Information Co., Ltd., which collectively have become one of China’s leading wireless value-added service providers. With a diverse services portfolio, strong partnerships with mobile operators and international media companies and rapid revenue and profit growth, Linktone commands a strong industry leadership position. Linktone is headquartered in Shanghai, China with regional offices in Beijing and Guangzhou and local offices in 17 other provinces. As of December 31, 2004, the company had more than 518 employees.

Management
Raymond Lei Yang	Chief Executive Officer and Director
Michael Guangxin Li	Chief Operating Officer
Colin Sung	Chief Financial Officer
Xin Ye	Chief Technology Officer
Board of Directors
Elaine La Roche†*(1)(2)(3)	Investment Executive, Cantor Fitzgerald
York Chen*(2)	Partner, iD TechVentures Ltd. (previously known as Acer Technology Ventures Asia Pacific Ltd.)
Thomas Hubbs*(1)(2)	CFO and Executive Vice President, Bytemobile, Inc.
David Wang*(2)(3)	President, Boeing China
Jun Wu*(3)	Founder; CEO, HAW Technology Co., Ltd.
Derek Sulger*(1)	Founder; Executive Director and CFO, SmartPay Jieyin Ltd.
Raymond Lei Yang	CEO, Linktone Ltd.

†	Chairperson of the Board
*	Independent director
(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominating committee

Depository for American Depositary Shares
The Bank of New York
One Wall Street
New York, NY 10286
USA

Transfer Agent
Dexia Corporate Services Hong Kong Limited
51/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Legal Counsel
Morrison & Foerster LLP
Suite 3802, Bund Center
222 Yan An Road East
Shanghai 200002
People’s Republic of China	Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
People’s Republic of China

Market Data
Stock exchange:   National Association of Securities Dealers Automatic
                             Quotation System (NASDAQ)
Ticker symbol:    LTON
IPO date:         March 4, 2004
Industry:         Wireless value-added services, telecom services

Investor Relations
+86-21-3318 4900 ext. 2001
ir@linktone.com
Annual General Shareholder Meeting
Linktone will host its 2005 annual general shareholder meeting at 10:00 am on September 7, 2005 Shanghai time (10:00 pm on September 6, 2005 U.S. Eastern Time) at its corporate headquarters at the following address:
5/F, Eastern Tower,
No. 689 Beijing Dong Road,
Shanghai, 200001,
People’s Republic of China

5/F, Eastern Tower
No. 689 Beijing Dong Road
Shanghai, 200001
People's Republic of China
Tel: +86-21-3318-4900
Fax: +86-21-6361-1559
E-mail: info@linktone.com